UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

JACKSONVILLE BANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

469249106

(CUSIP Number)

John Caughey
CapGen Capital Group IV LP
1185 Avenue of the Americas
Suite 2000
New York, New York 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 469249106

1.	Names of Reporting Persons. CapGen Capital Group IV LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,684,144
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,684,144
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%*
14.	Type of Reporting Person (See Instructions) PN

_______________________
* The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock (as defined herein) outstanding as of July 31, 2012, as disclosed by the Issuer (as defined herein) in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (the “10-Q”) filed with the Securities and Exchange Commission on August 6, 2012.

CUSIP No. 469249106

1.	Names of Reporting Persons. CapGen Capital Group IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,684,144
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,684,144
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%*
14.	Type of Reporting Person (See Instructions) OO

_______________________
* The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock outstanding as of July 31, 2012, as disclosed by the Issuer in the 10-Q.

CUSIP No. 469249106

1.	Names of Reporting Persons. Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,684,144
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,684,144
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%*
14.	Type of Reporting Person (See Instructions) IN

_______________________
* The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock outstanding as of July 31, 2012, as disclosed by the Issuer in the 10-Q.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 2 on Schedule 13D (this “Amendment No. 2”) to amend the Schedule 13D filed on November 26, 2010 (as amended by Amendment No. 1 filed on August 27, 2012, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The aggregate funds used in connection with the purchase of 2,684,144 shares of Common Stock and 5,000 shares of noncumulative nonvoting perpetual preferred stock, Series B, $0.01 par value per share (the “Series B Preferred Stock”) were $29,157,296 (the “Purchase Price”). The Purchase Price was funded with cash provided to CapGen LP by the limited partners of CapGen LP and its general partner, CapGen LLC (which cash was provided to CapGen LLC by its members).

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and supplemented by replacing the sixth paragraph thereof in its entirety with the following:

On September 27, 2012, CapGen LP executed a Subscription Agreement (the “Subscription Agreement”), dated as of September 27, 2012, between the Issuer and CapGen LP, whereby, subject to the terms and conditions therein, CapGen LP has agreed to purchase and the Issuer has agreed to issue to CapGen LP, 5,000 shares of Series B Preferred Stock at $1,000 per share.

On September 27, 2012, CapGen LP also executed an Exchange Agreement (the “Exchange Agreement”), dated as of September 27, 2012, between the Issuer, CapGen LP and each of the other investors, if any, named therein (collectively, with CapGen LP, the “Exchange Agreement Investors”), whereby, subject to the terms and conditions therein, the Issuer agrees to exchange (the “Exchange”) all issued and outstanding shares of Series B Preferred Stock at their aggregate liquidation preference for the number of shares of Preferred Stock having an aggregate liquidation preference as of the issuance of the Preferred Stock equal to the aggregate Series B Preferred Stock liquidation preference. The Exchange will be made simultaneously with the issuance of shares of Preferred Stock to CapGen LP and any other Exchange Agreement Investors, following CapGen LP’s receipt of all regulatory approvals necessary to purchase the Preferred Stock for cash and in the Exchange. Alternatively, instead of the Exchange, the Issuer, at any time, in its discretion, subject to receipt of any required regulatory approval, may redeem all outstanding shares of Series B Preferred Stock upon payment of the liquidation preference as of the redemption date.

The foregoing references to and descriptions of the Stock Purchase Agreement, the 2012 Stock Purchase Agreement, the Subscription Agreement, the Exchange Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Stock Purchase Agreement, including Amendments Nos. 1 and 2 thereto, which are attached hereto as Exhibits 2, 3 and 4 respectively, the full text of the 2012 Stock Purchase Agreement, which is attached hereto as Exhibit 7, the full text of the Subscription Agreement, which is attached hereto as Exhibit 10, and the full text of the Exchange Agreement, which is attached hereto as Exhibit 11, and which are incorporated by reference into this Item 4.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended and supplemented by inserting the following new sections immediately following the section thereof entitled “2012 Registration Rights Agreement”:

Subscription Agreement

On September 27, 2012, CapGen LP entered into Subscription Agreement.

The Subscription Agreement provides, among other provisions, that CapGen LP is entitled to rely upon all of the Issuer’s representations, warranties, covenants and other agreements in the 2012 Stock Purchase Agreement, and CapGen LP will have all of the rights of the 2012 Investors under the 2012 Stock Purchase Agreement.  CapGen LP makes certain representations and warranties, regarding, among other things, its qualification to purchase in a private placement and acknowledges that its ownership of certain securities of the Issuer cannot be resold unless they are registered under the Securities Act or other securities laws.

Exchange Agreement

On September 27, 2012, CapGen LP entered into the Exchange Agreement. The Exchange Agreement provides that the Exchange will be made simultaneously with the issuance of shares of Preferred Stock under the 2012 Stock Purchase Agreement to CapGen LP and any other Exchange Agreement Investors, following CapGen LP’s receipt of all regulatory approvals necessary to purchase the Preferred Stock for cash and in the Exchange. Any shares of Preferred Stock acquired in the Exchange will reduce CapGen LP’s obligations (and the closing condition therein that Exchange Agreement Investors purchase an aggregate of $50 million in shares of Preferred Stock ) under the 2012 Stock Purchase Agreement on a share-for-share basis. Alternatively, instead of the Exchange, the Issuer, at any time, in its discretion, subject to receipt of any required regulatory approval, may redeem all outstanding shares of Series B Preferred Stock upon payment of the liquidation preference as of the redemption date.

*   *   *

Item 6 of the 13D Filing is hereby amended and supplemented by replacing the third to last paragraph thereof in its entirety with the following:

The foregoing references to and descriptions of each of the Stock Purchase Agreement, the Registration Rights Agreement, the 2012 Stock Purchase Agreement, the Subscription Agreement, the Exchange Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of (i) the Stock Purchase Agreement, including Amendments Nos. 1 and 2 thereto, which are attached hereto as Exhibits 2, 3 and 4 respectively, (ii) the Registration Rights Agreement, which is attached hereto as Exhibit 5, as amended by Amendment No. 1 thereto, which is included in Exhibit 3, (iii) the 2012 Stock Purchase Agreement, which is attached hereto as Exhibit 7, (iv) the Subscription Agreement, which is attached hereto as Exhibit 10, and (v) the Exchange Agreement, which is attached hereto as Exhibit 11, and in each case which are incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 9	Joint Filing Agreement, dated September 28, 2012, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC and Eugene A. Ludwig

Exhibit 10
Subscription Agreement, dated September 27, 2012, by and between Jacksonville Bancorp, Inc. and CapGen Capital Group IV LP (incorporated by reference to Exhibit 10.1 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on September 28, 2012)

Exhibit 11
Exchange Agreement, dated September 27, 2012, by and among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the other investors party thereto (incorporated by reference to Exhibit 10.2 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on September 28, 2012)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2012

CAPGEN CAPITAL GROUP IV LP

By:	CAPGEN CAPITAL GROUP IV LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP IV LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 9	Joint Filing Agreement, dated September 28, 2012, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC and Eugene A. Ludwig

Exhibit 10
Subscription Agreement, dated September 27, 2012, by and between Jacksonville Bancorp, Inc. and CapGen Capital Group IV LP (incorporated by reference to Exhibit 10.1 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on September 28, 2012)

Exhibit 11
Exchange Agreement, dated September 27, 2012, by and among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the other investors party thereto (incorporated by reference to Exhibit 10.2 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on September 28, 2012)